Exhibit 99.1

Skyline Builders Group Holding Limited Financial Results For The Six Months Ended September 30, 2024

Skyline Builders Group Holding Limited (“SKBL” or the “Company”) (Nasdaq: SKBL) is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no material operations of its own. The Company operates its business primarily through its indirectly wholly-owned operating subsidiary, Kin Chiu Engineering Limited, as an approved public works contractor undertaking roads and drainage works in Hong Kong. The Company today announced its unaudited financial results for the six months ended September 30, 2024.

Financial Results For The Six Months Ended September 30, 2024

	Six Months Ended September 30,
	2024	2023	variance	variance
	US$	US$	US$	%
Revenues	25,491,474	24,674,384	817,090	3.3%
Cost of revenue	(23,917,413)	(23,345,483)	(571,930)	2.4%
Gross profit	1,574,061	1,328,901	245,160	18.4%

Operating expenses:
General and administrative expenses	(509,741)	(534,568)	24,827	(4.6)%
Allowance for credit losses	(31,357)	(113,327)	81,970	(72.3)%
Total operating expenses	(541,098)	(647,895)	106,797	(16.5)%
Income from operations	1,032,963	681,006	351,957	51.7%

Other income/(expense)
Interest expense	(450,917)	(223,311)	(227,606)	101.9%
Other income, net	35,153	167,997	(132,844)	(79.1)%
Total other income/(expense), net	(415,764)	(55,314)	(360,450)	651.6%
Income before income taxes and equity in net losses of affiliates	617,199	625,692	(8,493)	(1.4)%
Income tax expense	(86,825)	(75,514)	(11,311)	15.0%
Income before equity in net losses of affiliates	530,374	550,178	(19,804)	(3.6)%
Equity in net losses of affiliates	(431)	(31,149)	30,718	(98.6)%
Net income	529,943	519,029	10,914	2.1%
Other comprehensive income/(loss)
Foreign currency translation adjustment	23,973	7,502	16,471	219.6%
Comprehensive income	553,916	526,531	27,385	5.2%

Revenue

Our revenue was US$25,491,474 for the six months ended September 30, 2024, as compared to US$24,674,384 for the six months ended September 30, 2023, an increase of US$817,090, or 3.3%. The increase in our revenue was primarily driven by a higher volume of newly secured public sector projects during the six months ended September 30, 2024. These projects contributed to a steady rise in contract values and service demand.

Cost of revenue

Our cost of revenue primarily consists of subcontracting charges, material and consumables costs, direct labor costs, and overhead costs such as depreciation of equipment that are directly attributable to services provided. We incurred a cost of revenue of US$23,917,413 for the six months ended September 30, 2024, as compared to US$23,345,483 for the six months ended September 30, 2023, an increase of US$571,930 or 2.4%. The increase was generally in line with the increase in revenue. The increase in cost of revenue was primarily due to a higher reliance on subcontracting, which resulted in increased subcontracting charges. This was partially offset by a reduction in direct labor and overhead costs, as the company optimized its workforce allocation and project execution strategies.

Gross profit and gross profit margin

Our total gross profit was US$1,574,061 for the six months ended September 30, 2024, as compared to US$1,328,901 for the six months ended September 30, 2023, an increase of US$245,160 or 18.4%. The increase in total gross profit was mainly attributable to the increase in revenue for the six months ended September 30, 2024, as compared to the six months ended September 30, 2023. The gross profit margin slightly improved from approximately 5.4% for the six months ended September 30, 2023 to approximately 6.2% for the six months ended September 30, 2024, which was mainly attributable to more efficient revenue recognition, economies of scale, and reduced cost per unit in the middle stages of certain projects.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff costs, consultancy fees, directors’ remuneration, bank charges, depreciation, and other miscellaneous administrative expenses. We incurred general and administrative expenses of US$509,741 for the six months ended September 30, 2024, compared to US$534,568 for the six months ended September 30, 2023, a decrease of US$24,827 or 4.6%. The decrease in general and administrative expenses was attributable to several changes. Consultancy fees decreased from US$82,597 for the six months ended September 30, 2023 to US$2,690 for the six months ended September 30, 2024, related to the significant decrease for the supporting services of the bank financing. Bank charges increased by 117.1% from US$28,661 for the six months ended September 30, 2023 to US$62,229 for the six months ended September 30, 2024, attributed to higher transaction volumes and new banking arrangements. In addition, the one-off expenses of US$25,599 in relation to Reorganization was incurred for the six months ended September 30, 2024.

Other income, net

Other income, net mainly represents various income streams including bank interest income, imputed interest income, consultancy fee income, and sundry income. The overall decrease in other income by 79.1%, from US$167,997 for the six months ended September 30, 2023 to US$35,153 for the six months ended September 30, 2024, was primarily driven by the absence of the claims on employees’ compensation insurance, which decreased from US$63,009 for the six months ended September 30, 2023 to US$Nil for the six months ended September 30, 2024. The consultancy fee income decreased from US$67,832 for the six months ended September 30, 2023 to US$18,565 for the six months ended September 30, 2024 due to the completion of the consultancy work in the certain projects.

Interest expense

We incurred an interest expense of US$450,917 for the six months ended September 30, 2024, as compared to US$223,311 for the six months ended September 30, 2023, an increase of US$227,606 or 101.9%. The increase in interest expense was primarily due to a higher average balance of outstanding bank and other borrowings, reflecting increased financing requirements for ongoing projects during the six months ended September 30, 2024.

Income tax expense

Our Company, Skyline Builders Group Holding Limited, was incorporated in the Cayman Islands. Our wholly-owned subsidiary, Skyline Builders (BVI) Holding Limited, was incorporated in the British Virgin Islands. Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains, or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Our indirectly wholly-owned subsidiary, Kin Chiu Engineering Limited, is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$256,410) and 16.5% on any part of assessable profits over HK$2,000,000 (US$256,410). For the years ended March 31, 2024, and 2023, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

We incurred income tax expenses of US$86,825 for the six months ended September 30, 2024, compared to US$75,514 for the six months ended September 30, 2023, an increase of US$11,311 or 15.0%. Our effective tax rate was approximately 14.1% for the six months ended September 30, 2024, and approximately 12.1% for the six months ended September 30, 2023. The increase in effective tax rate was mainly due to more non-deductible expenses during the six months ended September 30, 2024.

Net income and total comprehensive income

As a result of the foregoing, we reported a net profit for the year of US$529,943 for the six months ended September 30, 2024, as compared to US$519,029 for the six months ended September 30, 2023, an increase of US$10,914 or 2.1%.

Total comprehensive income for the year was US$553,916 for the six months ended September 30, 2024, as compared to US$526,531 for the six months ended September 30, 2023, and increase of US$27,385 or 5.2%.

The increase in other comprehensive income was attributed to higher profits and positive adjustments in foreign exchange translations.

About Skyline Builders Group Holding Limited

Skyline Builders Group Holding Limited operates as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong. Its construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. It mostly undertakes civil engineering works in the role of subcontractor, while it is also fully qualified to undertake such works in the capacity of main contractor. The Company’s public sector projects mainly involve infrastructure developments while private sector projects mainly involved residential and commercial developments.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Skyline Builders Group Holding Limited
Investor Relations Department
Email: ir@skylinebuilders.cc

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
As of September 30, 2024 and March 31, 2024
(Expressed in United States Dollars (“US$”))

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	15,426	323,595
Accounts receivable, net	9,416,567	3,815,714
Contract assets, current portion	3,618,474	8,719,395
Prepayments and other current assets	5,223,872	3,259,382
Total current assets	18,274,339	16,118,086

Non-current assets:
Equity method investments	1,319,856	1,311,010
Property, plant and equipment, net	404,618	595,169
Finance lease right-of-use assets, net	180,063	270,712
Operating lease right-of-use assets, net	260,630	423,157
Life insurance policy, cash surrender value	—	429,842
Contract assets, net of current portion	1,238,850	1,350,413
Deferred tax assets	54,887	13,813
Deferred offering cost	390,775	—
TOTAL ASSETS	$22,124,018	$20,512,202

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	64,870	—
Accounts payable	1,703,128	2,032,246
Contract liabilities	2,081,671	1,144,047
Bank and other borrowings	11,247,186	10,928,069
Finance lease liabilities, current portion	140,534	184,280
Operating lease liabilities, current portion	169,532	240,871
Due to related parties	809,170	857,015
Accrued expenses and other current liabilities	1,779,558	1,429,223
Income tax payable	311,428	317,402
Total current liabilities	18,307,077	17,133,153

Non-current liabilities:
Finance lease liabilities, net of current portion	10,642	56,469
Operating lease liabilities, net of current portion	62,660	141,254
Other long-term liabilities, net of current portion	147,968	139,571
TOTAL LIABILITIES	18,528,347	17,470,447

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets — (Continued)
As of September 30, 2024 and March 31, 2024
(Expressed in United States Dollars (“US$”))

	As of September 30, 2024	As of March 31, 2024
	(Unaudited)	(Audited)
SHAREHOLDERS’ EQUITY
Ordinary shares, 4,950,000,000 shares authorized, par value US$0.00001 each, 26,505,000 Class A ordinary shares issued and outstanding as of September 30, 2024 and March 31, 2024	265	265
Ordinary shares, 50,000,000 shares authorized, par value US$0.00001 each, 1,995,000 Class B ordinary shares issued and outstanding as of September 30, 2024 and March 31, 2024	20	20
Additional paid-in capital	957,394	957,394
Retained earnings	2,624,280	2,094,337
Accumulated other comprehensive income/(loss)	13,712	(10,261)
Total shareholders’ equity	3,595,671	3,041,755
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,124,018	$20,512,202

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

	Six Months Ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenues	$25,491,474	$24,674,384
Cost of revenue	(23,917,413)	(23,345,483)
Gross profit	1,574,061	1,328,901

Operating expenses:
General and administrative expenses	(509,741)	(534,568)
Allowance for credit losses	(31,357)	(113,327)
Total operating expenses	(541,098)	(647,895)

Income from operations	1,032,963	681,006

Other income/(expense)
Interest expense	(450,917)	(223,311)
Other income, net	35,153	167,997
Total other expense, net	(415,764)	(55,314)

Income before income taxes and equity in net losses of affiliates	617,199	625,692

Income tax expense	(86,825)	(75,514)
Income before equity in net losses of affiliates	530,374	550,178

Equity in net losses of affiliates	(431)	(31,149)

Net income	$529,943	$519,029
Other comprehensive income
Foreign currency translation adjustment	23,973	7,502
Comprehensive income	$553,916	$526,531

Earnings per share – Basic and Diluted	$0.019	$0.018
Weighted average shares outstanding – Basic and Diluted	28,500,000	28,500,000

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Shareholders’ Equity
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

	Class A Ordinary Shares		Class B Ordinary Shares		Additional	Accumulated other
	No. of shares	Amount	No. of shares	Amount	paid-in- capital	comprehensive income/(loss)	Retained earnings	Total
Balance as of March 31, 2023	26,505,000	265	1,995,000	20	957,394	(19,399)	1,713,946	2,652,226
Net income	—	—	—	—	—	—	519,029	519,029
Foreign currency translation adjustment	—	—	—	—	—	7,502	—	7,502
Balance as of September 30, 2023 (Unaudited)	26,505,000	$265	1,995,000	$20	$957,394	$(11,897)	$2,232,975	$3,178,757

	Class A Ordinary Shares		Class B Ordinary Shares		Additional	Accumulated other
	No. of shares	Amount	No. of shares	Amount	paid-in- capital	comprehensive loss	Retained earnings	Total
Balance as of March 31, 2024	26,505,000	$265	1,995,000	$20	$957,394	$(10,261)	$2,094,337	$3,041,755
Net income	—	—	—	—	—	—	529,943	529,943
Foreign currency translation adjustment	—	—	—	—	—	23,973	—	23,973
Balance as of September 30, 2024 (Unaudited)	26,505,000	$265	1,995,000	$20	$957,394	$13,712	$2,624,280	$3,595,671

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Cash Flows
For the Six Months Ended September 30, 2024 and 2023
(Expressed in United States Dollars (“US$”))

	Six Months Ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	529,943	519,025
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	450,774	586,135
Allowance for credit losses	31,357	113,327
Change in cash value of life insurance policy	6,779	(6,394)
Equity in net losses of affiliates	431	31,149
Deferred income taxes	(40,788)	(53,316)
Change in operating assets and liabilities:
Accounts receivable	(3,828,876)	(4,288,036)
Contract assets	3,508,769	(306,975)
Prepayments and other current assets	(1,932,514)	859,941
Income tax recoverable/payable	(8,183)	278,772
Accounts payable	(341,927)	(422,948)
Contract liabilities	925,263	(281,339)
Accrued expenses and other current liabilities	353,020	(11,803)
Operating lease liabilities	(151,223)	(194,871)
Due to related parties	(53,665)	(1,682,787)
Other long-term liabilities	(7,702)	(24,973)
Net cash used in operating activities	(558,542)	(4,885,093)

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(29,663)
Proceeds from redemption of life insurance policy	158,975	—
Net cash provided by (used in) investing activities	158,975	(29,663)

Cash flows from financing activities:
Repayment of bank and other borrowings	(20,932,540)	(16,989,611)
Proceeds from bank and other borrowings	21,438,339	21,054,992
Proceeds from bank overdrafts	64,572	—
Payment of offering costs	(388,983)	—
Repayment of bank overdrafts	—	(74,573)
Repayment of finance lease liabilities	(90,857)	(140,340)
Net cash provided by financing activities	90,531	3,850,468

Foreign currency translation adjustment	867	3,854

Net change in cash and cash equivalents	(308,169)	(1,060,434)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	323,595	1,562,229

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	15,426	501,795

Supplemental disclosure of cash flow information:
Interest paid	(450,917)	(223,311)
Income taxes (paid)/refund	(135,321)	149,943